October 23, 2007

Mail Stop 6010

Stanley B. Baron
President and Chief Executive Officer
Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834

> **Re:** **Lantis Laser Inc.**
> **Registration Statement on Form SB-2**
> **Filed September 26, 2007**
> **File No. 333-146331**

Dear Mr. Baron:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. Please tell us which section of which exhibit determines whether interest on the notes is payable in cash or stock. Please note that if the investor determines the form of payment, the investment decision with regard to the interest shares is not yet complete, and it is premature to register those shares for resale at this time.

Prospectus Cover Page

2.   Please reconcile your disclosure that you have no plans to seek to have your shares listed on any market or stock exchange or quoted on the OTC Bulletin Board with your disclosure on page F-7 that in the near term you plan to commence a fully reporting status on a national stock exchange.

Prospectus

3.   Note that Schedule A paragraph 16 of the Securities Act and Regulation S-B Item 501(a)(9)(iv) require that you disclose the price at which the securities will be sold. Given your disclosure regarding the lack of an established market for your securities, a statement that selling shareholders will sell "at market prices" is insufficient to satisfy your disclosure obligation. Therefore, please disclose the fixed price at which the securities will be sold. We will not object if you also elect to disclose that the selling shareholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. However, you should make clear, in the same context, your intentions regarding not seeking quotation on the OTC Bulletin Board. Also revise your "Plan of Distribution" accordingly.

Risk Factors, page 4

4.   If true, please disclose that you will need to obtain FDA approval prior to commercializing your product and discuss any attendant risks associated with this process. If there is a risk that the classification and resulting level of pre-market review of your device may be different than you expect, please describe the reason for the doubt and the magnitude of the effect.

5.   Please add a comment that highlights the going concern language in your auditor's report and explains the effect of the language. For example, will capital be more difficult to raise or more costly due to the going concern language?

6.   Please tell us whether and when you plan to register a class of your securities under the Exchange Act. If you do not intend to so register a class of securities, please disclose the risks related to discontinuance of periodic disclosure due to the automatic reporting suspension under section 15(d) of the Exchange Act; also explain the effect of the inapplicability of the proxy rules and section 16 of the Exchange Act.

If a collaborative partner terminates or fails to perform its obligations… , page 6

7.   If you do not have any written agreements with a material partner, please say so directly in this risk factor. If you do have such agreements, please file them as exhibits to this registration statement.

Our Business, page 9

8.   Please fully disclose the potential scope of the FDA's statutory and regulatory requirements for approval of your potential product. Specifically, you should describe the possible requirements to submit a premarket approval application to the FDA for review that is supported by extensive data, including technical, preclinical, clinical trials, manufacturing, and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device. Also, please clearly disclose the status of your product within this process.

        Include in your disclosure the following regulatory issues:

        •   Device classification information;
        •   Investigational device exemption requirements;
        •   Obligations as a sponsor of an investigational device exemption;
        •   Premarket approval application requirements and general conditions of approval;
        •   Duration of the process;
        •   Registration and listing requirements;
        •   Labeling requirements;
        •   Advertising and promotion;
        •   Quality system regulation and manufacturing of the device;
        •   Post-market reporting and record keeping requirements, including medical device reporting and reports of corrections or removals;
        •   Import and export requirements; and
        •   Remedies or noncompliance.

Corporate History, page 9

9.   Please disclose the nature of your business before you acquired Lantis Laser. Also disclose how you exited the prior business, including how you disposed of the related assets and liabilities.

10.   With a view toward clarified disclosure, please tell us the role of Hypervelocity, Inc. in the acquisition transaction. We note reference to Hypervelocity on page F-6.

11.   We note your disclosure on page F-7 that Lawrence Livermore agreed to forgive accrued royalty fees because you were not sufficiently capitalized to further develop your technology. To the extent that insufficient capitalization prevented development of your technology during the past three years, please describe the circumstances.

Market Opportunity, page 9

12.   Please provide support for your statement that your OCT System dramatically enhances the diagnostic capability of dentists to detect early stage disease in oral tissue. It is unclear how you can make unequivocal statements here and throughout your document regarding the capabilities of your potential product given that it is not yet developed.

13.   Please identify the experts who concluded that the capability is "desperately needed" and file their consent as an exhibit.

14.   Please reconcile your OCT sales projections with those contained on your website that appear under the heading "Company" and subheading "Market Potential."

About OCT Technology, page 10

15.   Please provide support for your statement that OCT, as a light-based modality, is completely safe for the patient.

Phase III, page 11

16.   With a view toward clarified disclosure, please tell us the basis for your disclosure regarding clearance typically obtained in 90 days.

Licenses and Patents, page 11

17.   Please describe the material terms of your patent license agreements with Lawrence Livermore National Laboratories, LightLab Imaging and the University of Florida Research Foundation. For example, please discuss fee and royalty arrangements, your performance obligations, duration and termination provisions, scope and duration of exclusivity, and any material amendments to these agreements.

18.   Please disclose the involvement of your manufacturer, Optiphase, in your intellectual property. For example, we note section 1.1 of exhibit 10.3.

19.   With a view toward clarified disclosure, please tell us how Livermore acquired rights to MIT technology.

20.   We note your disclosure on pages F-7 and F-16 regarding Lawrence Livermore National Laboratories' forgiveness of certain royalty payment obligations. Please discuss the circumstances the led to the renegotiation and the terms of the royalty payment forgiveness.

21.   Please disclose the expiration date of the licensed patents.

Competition, page 13

22.   Please clarify your competitive position relative to the technology mentioned in the penultimate paragraph of this section.

Property, page 14

23.   We note your statement on page 1 that your executive offices are located at 11 Stonebridge Court, Denville, New Jersey. Please tell us why you do not include information about this property under the heading, "Property."

Overview, page 14

24.   Please provide a more detailed description of your plan of operation over the next twelve months. Please also provide the disclosures required by Item 303(a)(i) through (a)(iv) of Regulation S-B.

25.   We note your press release, "Lantis Laser Forms Subsidiary for Future Acquisitions," dated October 9, 2007. Given your present financial and operational situation, please revise your liquidity discussion to address the effect of your acquisition plans on your liquidity. To the extent that you will rely on stock issuances to pay for acquisition activity, please add a risk factor to address the possible dilutive effects of such transactions. Also, tell us the status of any potential acquisitions.

Total Operating Expenses, page 15

26.   Please discuss why the Livermore contract provided for decreased costs.

Total Operating Expenses, page 17

27.   We note the last sentence of the first paragraph. Please separately quantify and discuss the amount related to development and the costs related to investor relations.

Management, page 22

28.   Please list all positions and offices that each director and executive officer holds with you. For example, we note from the Signatures page that Mr. Baron is your principal financial officer.

29.   Please provide the disclosure required by Regulation S-B Item 407(a).

Management Biographies, page 22

30.   Please disclose the names of any companies that have employed your executive officers during the past five years.

31.   If you elect to provide positive information regarding your executives' background, please ensure that your disclosure is balanced. For example, where you refer to $8 million in sales, what was the net income?

32.   Your disclosure implies that the FDA itself was conducting a trial in which Dr. Gimbel participated. Please clarify.

Executive Compensation, page 23

33.   Please provide all disclosure required by Regulation S-B Items 402(c)(1) and 402(e). For example, describe the rights of Mr. Baron and Mr. Gimbel to take their salaries in company shares pursuant to their employment agreements. Also, disclose the terms of the salary deferment.

Summary Compensation Table, page 24

34.   Please include the "Total" column required by Regulation S-B Item 402(b).

Security Ownership of Certain Beneficial Owners and Management, page 24

35.   In footnote 2, please provide the name of Dr. Gimbel's spouse.

Certain Relationships and Related Transactions, page 25

36.   Your disclosure regarding a $60,000 threshold is inconsistent with the disclosure threshold in Regulation S-B Item 404(a). Please revise accordingly, and provide the disclosure required by Item 404(c).

Market Information, page 25

37.   Please provide all disclosure required by Regulation S-B Item 201(a), including bid information, the statement in the last paragraph of Item 201(a)(1)(ii), and the information required under Item 201(a)(2)(ii).

Selling Stockholders, page 25

38.   Please discuss the nature and duration of the services provided by Agoracom Investor Relations Corp. Please include discussion of any contractual arrangements between you and Agoracom.

39.   In footnote 30 on page 30, you disclose that Elephant Consulting Group LLC received its 1.5 million shares as payment for services. Please describe the nature and duration of those services.

40.   From the footnotes, it is unclear which securities the relevant selling stockholders will hold after the offering. Please revise for clarity.

41.   Where your footnotes describe only a portion of the securities held by a selling stockholder, it is unclear how the shareholders acquired the balance of their shares. Please ensure that the transactions during the past three years in which the selling shareholders acquired offered securities are fully described in this section, including the amount of consideration paid in those transactions.

42.   Refer to footnote 37. With a view toward disclosure, please tell us about any relationships between Morton Gimbel and your affiliates.

43.   Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

44.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have

registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

45. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the note transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

46. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible note" means the securities underlying the note that may be received by the persons identified as selling shareholders]:

- the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

- the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

  - if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

  - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

- the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

47.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

- if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

48. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 45.

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment 46 and Comment 47.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments (as disclosed in response to Comment 45) and the total possible discount to the market price of the shares underlying the convertible note (as disclosed in response to Comment 46) divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

49. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders.

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

50. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

51.   Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

  - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, *etc*.).

52.   Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

53.   Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus. Because all shares registered for resale must be included in the selling stockholders' table as offered by an identified stockholder, the discrepancy you mention in at the end of the second paragraph following the table must be resolved.

Description of Securities, page 35

54.   Please reconcile the disclosed number of shares underlying warrants exercisable for $0.15 per share with the information in the fee table of this registration statement.

Experts, page 36

55.   Please revise your reference to the interim financial statement period on page 36 to be consistent with the reference in the review report on page F-20.

Indemnification, page 36

56.   Please describe the indemnification provisions mentioned in the first paragraph as required by Regulation S-B Item 510.

Audited Financial Statements as of December 31, 2006

General

57.   Please update the financial statements as required by Item 310(g) of Regulation S-B.

58.   Please include updated accountants' consents with any amendment to the filing.

Audit Report, page F-1

59.   Please revise the audit report on page F-1 to separately address the cumulative inception to date amounts included in the financial statements.

Consolidated Statements of Changes in Stockholders' Equity, Page F-6

60.   Provide the additional information required by paragraph 11.d. for each issuance since inception. In addition, the January 1, 2004 amounts on page F-4 do not agree with the amounts on page F-23. Please revise.

Note 1- Organization and Basis of Presentation, page F-6

Going Concern, page F-7

61.   Please clarify when you issued the $750,000 convertible notes and tell us why this issuance is not included in your statements of cash flows for 2006 or 2005.

Note 2. Summary of Significant Accounting Policies, page F-8

(Loss) Per Share of Common Stock, page F-11

62.   Due to the net loss in 2006 and 2005, you state that the diluted per share amounts are the same as basic since the common stock equivalents were not included in the computation of diluted earnings per share because to do so would be antidilutive. Please tell us why you include common stock equivalents in the table on page F-11 to arrive at diluted shares.

Note 7 – Stockholders' Deficit, page F-17

Warrants, page F-18

63.   You state that you valued the warrant issuances using the Black-Scholes method. Please disclose the assumptions used in your fair value calculations. Also, revise

the Critical Accounting Policies section of MD&A to disclose the methodology and significant estimates and assumptions used to value the warrants.

64.   Expand your disclosure to include significant terms of your warrant agreements including adjustments to the exercise price, net settlement provisions, registration rights and any liquidated damage provisions. If there are none, please confirm.

65.   Regarding the warrants issued to the investors who took part in the private placement, it appears that you are recording the change in fair value of these warrants in your statements of operations. Tell us the significant terms of these warrants and specifically why you record the change in fair value at balance sheet date. Please clarify the basis for your accounting treatment. In addition, tell us how you considered the accounting requirements of EITF 00-19 and SFAS 133.

Unaudited Interim Financial Statements as of June 30, 2007

General

66.   Please address the above comments in the interim financial statements to the extent applicable.

Note 4 – Convertible Notes, page F-35

Note 8- Warrants, page F-39

67.   Please disclose the significant terms of the warrants issued along with the convertible notes. Also, clarify your accounting treatment for the convertible notes and warrants and the basis for adjusting the warrants to fair value at June 30, 2006. In addition, discuss your consideration of the requirements of EITF 00-19 and SFAS 133.

68.   Please tell us how you determined that there was no beneficial conversion feature embedded in the notes as indicated on page F-35. Refer to paragraphs 6 and 7 of EITF 00-27.

Outside Back Cover of Prospectus

69.   Please tell us the basis for your statement regarding 180 days.

Recent Sales of Unregistered Securities, page II-2

70.   Please provide this disclosure for the three-year period required by Regulation S-B Item 701.

71.   When disclosing the consideration received, please provide more specific information than "services rendered." For example, what were the nature and duration of the services?

72.   We note that warrants filed as exhibits to this registration statement appear to be transferable. Please tell us how the transferability is consistent with the exemption for registration claimed in this section.

Exhibits

73.   We note that exhibit 10.4 appears to amendment 3 to exhibit 10.3. Please tell us the authority on which you rely to exclude amendments 1 and 2.

Signatures

74.   Please indicate below the second paragraph of text required on the Signatures page who signed your filing in the capacity of controller or principal accounting officer.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Ernest M. Stern, Esq.— Seyfarth Shaw LLP